UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number: 001-13589
Prime Group Realty Trust
(Exact name of registrant as specified in its charter)
330 N. Wabash Avenue, Suite 2800, Chicago, Illinois 60611, (312) 917-1300
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
9% Series B Cumulative Redeemable Preferred Shares, par value $0.01 per share
(Title of each class of securities covered by this Form)
____________________________________________________________________
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☑
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Approximate number of holders of record as of the certification or notice date: 30
Pursuant to the requirements of the Securities Exchange Act of 1934, Prime Group Realty Trust has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

PRIME GROUP REALTY TRUST
Date: May 26, 2010	By:	/s/ Jeffrey A. Patterson
		Name:	Jeffrey A. Patterson
		Title:	President and Chief Executive Officer